Filed Pursuant to Rule 433
Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated September 16, 2008

Units
Merrill Lynch Long Short Notes[SM]
Linked to the Consumer Staples Select Sector/Consumer Discretionary Select Sector Long Short Index—Series XX
due October , 2009
$10 principal amount per unit
Term Sheet No.

Merrill Lynch & Co., Inc.

Expected Pricing Date*	September , 2008
Settlement Date*	October , 2008
Maturity Date*	October , 2009
CUSIP No.	

Merrill Lynch Long Short Notes[SM]

- 1-to-1 upside and downside exposure to changes in the level of a composite index consisting of a leveraged long position in the Consumer Staples Select Sector Index and a short position in the Consumer Discretionary Select Sector Index (the "Composite Index")
- A maturity of approximately 13 months
- Subject to early redemption if the closing level of the Composite Index is equal to or less than 50
- No periodic interest payments
- No listing on any securities exchange

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” and “Additional Risk Factors” on page TS-5 of this term sheet and “Risk Factors” beginning on page PS-4 of product supplement LS-1.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in September or October 2008, the settlement date may occur in September or October 2008 and the maturity date may occur in October or November 2009. Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

“Merrill Lynch Long Short Notes” is a service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Merrill Lynch & Co.

September     , 2008

Summary

The Merrill Lynch Long Short NotesSM Linked to the Consumer Staples Select Sector/Consumer Discretionary Select Sector Long Short Index—Series XX due October     , 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) designed for investors seeking exposure to a leveraged long position in the Consumer Staples Select Sector Index and a short position in the Consumer Discretionary Select Sector Index.

The Consumer Staples Select Sector/Consumer Discretionary Select Sector Long Short Index—Series XX (the “Composite Index”) will reflect a leveraged long position in the Consumer Staples Select Sector Index (the “Long Component”) equal to 150% of the initial level of the Composite Index and a short position in the Consumer Discretionary Select Sector Index (the “Short Component”) equal to 50% of the initial level of the Composite Index. The Composite Index will not take into account the dividends paid on any of the stocks included in the Long Component or the Short Component (each an “Index Component”).

Investors will receive a return on their investment if the level of the Composite Index increases from the Starting Value of the Composite Index, determined on the Pricing Date, to the Ending Value of the Composite Index, determined on the Calculation Days shortly prior to the maturity date of the Notes, unless earlier redeemed by us. If we redeem the Notes prior to maturity, investors will be charged an early redemption fee (the “Early Redemption Fee”). Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Public Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Early Redemption:

If on any date before the first scheduled Calculation Day of the Calculation Period, the closing level of the Composite Index is equal to or less than 50, we will redeem all of the Notes on the fifth Business Day (as defined in product supplement LS-1) following that date (the “Early Redemption Date”). If the Notes are redeemed prior to the maturity date, you will receive on the Early Redemption Date the Redemption Amount per unit minus the applicable Early Redemption Fee of up to $0.20 per Note, as more fully described in product supplement LS-1 and in this term sheet under “Early Redemption”.

Payment at Maturity:

On the maturity date, unless the Notes are redeemed early, you will be entitled to receive the “Redemption Amount” per unit, which will be based on the percentage change of the Composite Index from the Starting Value to the Ending Value.

Hypothetical Payments at Maturity

Examples

Set forth below are six examples of Redemption Amount calculations, assuming:

•

A Starting Value for the Composite Index of 100 based upon the closing levels of the Consumer Staples Select Sector Index (the “Long Component”) and the Consumer Discretionary Select Sector Index (the “Short Component”) on September 15, 2008.

•

Hypothetical Multipliers based upon these closing levels. The hypothetical Multipliers and related calculations are described in more detail in the section entitled “The Composite Index” in product supplement LS-1. You are encouraged to read that section of the product supplement in order to fully understand the examples below.

•

The closing level of the Composite Index was not equal to or less than 50 on any date before the first scheduled Calculation Day of the Calculation Period. Therefore, the Notes were not subject to early redemption.

For each Index Component, the following table sets forth the hypothetical Starting Value, the hypothetical Multiplier and the hypothetical closing level used to calculate the level of the Composite Index and the Redemption Amount in each of the examples below.

	Starting Value	Hypothetical Multiplier	Hypothetical Closing Levels
Index			Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Consumer Staples Select Sector Index	285.70	0.52502625	299.99	299.99	299.99	237.13	271.42	271.42
Consumer Discretionary Select Sector Index	300.93	-0.16615160	315.98	352.09	285.88	315.98	285.88	249.77

Composite Index	100.00		105.00	99.00	110.00	72.00	95.00	101.00

Redemption Amount per unit			$10.50	$9.90	$11.00	$7.20	$9.50	$10.10

Example 1—The level of each Index Component has increased by 5%:

Redemption Amount (per unit) =	$10 ×	(105)	= $10.50
100

Example 2—The level of the Long Component has increased by 5% and the level of the Short Component has increased by 17%:

Redemption Amount (per unit) =	$10 ×	(99)	= $9.90
100

Example 3—The level of the Long Component has increased by 5% and the level of the Short Component has decreased by 5%:

Redemption Amount (per unit) =	$10 ×	(110)	= $11.00
100

Example 4—The level of the Long Component has decreased by 17% and the level of the Short Component has increased by 5%:

Redemption Amount (per unit) =	$10 ×	(72)	= $7.20
100

Example 5 —The level of each Index Component has decreased by 5%:

Redemption Amount (per unit) =	$10 ×	(95)	= $9.50
100

Example 6—The level of the Long Component has decreased by 5% and the level of the Short Component has decreased by 17%:

Redemption Amount (per unit) =	$10 ×	(101)	= $10.10
100

The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date for each Note;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return on an investment in the applicable long and short positions in the stocks underlying the Index Components (the “Component Stocks”), which includes an assumed aggregate dividend yield for those stocks, as more fully described in the notes to the table below.

This table assumes that the closing level of the Composite Index is not equal to or less than 50 on any date before the first scheduled Calculation Day of the Calculation Period. Therefore, the Notes were not subject to early redemption.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Pretax annualized rate of return on the Notes (1)(2)	Pretax annualized rate of return of the Component Stocks (1)(2)(3)
60.00	-40.00%	$6.00	-42.10%	-34.47%
70.00	-30.00%	$7.00	-30.43%	-25.43%
80.00	-20.00%	$8.00	-19.62%	-16.25%
90.00	-10.00%	$9.00	-9.52%	-6.92%
100.00 (4)	0.00%	$10.00	0.00%	2.56%
110.00	10.00%	$11.00	9.02%	12.21%
120.00	20.00%	$12.00	17.61%	22.01%
130.00	30.00%	$13.00	25.82%	31.98%
140.00	40.00%	$14.00	33.69%	42.11%

(1)	The annualized rates of return are calculated on a semiannual bond equivalent basis.

(2)	These yields assume an investment term from September 16, 2008 to October 15, 2009, a term expected to be similar to the term of the Notes.

(3)	This yield assumes:

(a)	a percentage change in the aggregate price of the long stock positions and the short stock positions which results in an aggregate percentage change in those positions that equals the percentage change in the Composite Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.29% for the stocks included in the Consumer Staples Select Sector Index and 1.80% for the stocks included in the Consumer Discretionary Select Sector Index, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index Components (dividends paid on stocks included in the Long Component will increase this rate of return while dividends paid on stocks included in the Short Component will decrease this rate of return) at the end of each quarter assuming the aggregate dividends payable increases or decreases linearly from the level of such Index Component on the Pricing Date to the percentage change required to arrive at the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses or margin charges.

(4)	This will be the Starting Value.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Multipliers, the actual Ending Value and the actual term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield, which could be negative, may be lower than the yield on other debt securities of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Composite Index.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index Components.

▪	The long and short positions of the Index Components will have a substantial effect on the level of the Composite Index, and in turn, the value of the Notes.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Amounts payable on the Notes may be limited by state law.

▪	Purchases and sales by us and our affiliates may affect your return on the Notes.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Additional Risk Factors

MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with Standard & Poor’s. The stocks included in each Select Sector Index, including the Index Components, are selected by MLPF&S (the “Index Compilation Agent”). The Index Compilation Agent, after consultation with Standard & Poor’s (“S&P”), assigns a company’s stock to a particular Select Sector Index on the basis of the company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500 Index and the selection of replacement stocks to be added to the S&P 500 Index. However, S&P plays only a consulting role in the Select Sector Index assignment of the S&P 500 Index component stocks, which is the sole responsibility of the Index Compilation Agent. The Index Compilation Agent will compile the Select Sector Indices without regard to the Notes. The Index Compilation Agent has no obligation to take the interests of the Note holders into consideration in compiling the Select Sector Indices, including when compiling the Index Components.

S&P may cause an adjustment to an Index Component in a way that affects its level, and Standard & Poor’s has no obligation to consider your interests. S&P is responsible for calculating and maintaining the S&P 500 Index, from which the stocks included in the Index Components are selected. S&P can add, delete or substitute the stocks underlying S&P 500 Index or make other methodological changes that could change the level of the S&P 500 Index and therefore the level of the Composite Index. You should realize that the changing of companies included in an Index Component may affect such Index Component, and consequently affect the level of the Composite Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the S&P 500 Index, any of which could adversely affect the value of the Notes. S&P has no obligation to consider your interests in calculating or revising the S&P 500 Index.

The American Stock Exchange (“AMEX”), or any successor thereto, may discontinue the calculation or dissemination of an Index Component or adjust the methodology for calculating an Index Component in a way that affects its level and AMEX has no obligation to consider your interests. AMEX is responsible for calculating and disseminating the Index Components. AMEX may make methodological changes that could change the level of an Index Component, and consequently the level of the Composite Index. Additionally, AMEX may discontinue or suspend calculation or dissemination of an Index Component which could adversely affect the value of the Notes. AMEX has no obligation to consider your interests in taking any of the foregoing actions.

AMEX has entered into an agreement to be acquired by NYSE Euronext, the parent company of the New York Stock Exchange and NYSE Arca. The acquisition is subject to certain regulatory approvals. We are not aware of any planned changes to the methodology used to calculate the Select Sector Indices or to the dissemination of the Select Sector Indices due to the acquisition. We cannot, however, guarantee that the acquisition will not result in changes that could adversely affect the return on the Notes.

Recent Developments

On September 14, 2008, we entered into an Agreement and Plan of Merger, dated as of September 14, 2008, with Bank of America Corporation (“Bank of America”). Under terms of the transaction, Bank of America would exchange 0.8595 shares of Bank of America common stock for each share of our common stock. The transaction has been approved by directors of both companies and is subject to shareholder votes at both companies and standard regulatory approvals. The transaction is expected to close in the first quarter of 2009. Under the agreement, three of our directors will join the Bank of America Board of Directors.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪

You anticipate that the level of the Consumer Staples Select Sector Index will appreciate, and that the level of the Consumer Discretionary Select Sector Index will depreciate, from the time of calculating the Starting Value to the time of calculating the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Composite Index decreases from the Starting Value to the Ending Value.

▪	You accept that your Notes may be redeemed by us prior to maturity, in which case you will also be charged an Early Redemption Fee.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index Components with no expectation of dividends or other benefits of owning the Component Stocks.

▪	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the level of the Composite Index will depreciate from the Starting Value to the Ending Value or that the level of the Composite Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You want to hold your Notes for the full term.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the Component Stocks.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Early Redemption

If we redeem the Notes prior to maturity because the closing level of the Composite Index is equal to or less than 50, on the Early Redemption Date you will receive the Redemption Amount per Note minus the applicable Early Redemption Fee. The calculation of the Redemption Amount to be paid on the Early Redemption Date is more fully described in product supplement LS-1. The Early Redemption Fee per Note as of the indicated date is set forth in the table below:

Early Redemption Date[1]	Early Redemption Fee per Note
Pricing Date	$0.20
December , 2008 (approximately 3-months from the Pricing Date)	$0.12
March , 2009 (approximately 6-months from the Pricing Date)	$0.05
June , 2009 (approximately 9-months from the Pricing Date)	$0.00

(1)	The dates listed in this table are subject to change based on the actual Pricing Date.

If the Notes are redeemed on a date that is not listed above, the Calculation Agent will determine the applicable Early Redemption Fee per Note by performing a straight-line interpolation between (i) the Early Redemption Fee for the Early Redemption Date listed in the table above immediately preceding the actual Early Redemption Date and (ii) the Early Redemption Fee for the Early Redemption Date listed in the table above immediately following the actual Early Redemption Date. If the Notes are redeemed on or after June     , 2009, the Early Redemption Fee will equal $0.00.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The following definition replaces the definition of “Market Measure Business Day” set forth in product supplement LS-1: “A “Market Measure Business Day” means a day on which (1) the New York Stock Exchange (the “NYSE”), the American Stock Exchange and the Nasdaq Stock Market (or any successor to the foregoing exchanges) are open for trading and (2) the Market Measure Components or any successor indices thereto are calculated and published.”

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Composite Index

The Composite Index is designed to allow investors to participate in the percentage change in the value of a leveraged long position in the Consumer Staples Select Sector Index and a short position in the Consumer Discretionary Select Sector Index, both indices comprising the Composite Index, from the Starting Value to the Ending Value of the Notes. The Index Components are described in the section below. Each Index Component will be assigned a weighting and that weighting will reflect the relative contribution of that Index Component to the level of the Composite Index. The positive weighting of 150% of the initial level of the Composite Index in the Long Component can be viewed as a leveraged long position in the Long Component. The negative weighting of 50% of the initial level of the Composite Index in the Short Component can be viewed as a short position in the Short Component.

The publisher of the Index Components has no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of Merrill Lynch & Co., Inc. or of holders of the Notes into consideration for any reason. The publisher will not receive any of the proceeds of the offering of the Notes and is not responsible for, and has not participated in, the offering of the Notes and is not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes. All disclosure contained in this term sheet regarding an Index Component, including without limitation, its make-up, method of calculation and changes in components, has been derived from publicly available information prepared by the distributor of the Index Component. Neither Merrill Lynch & Co., Inc. nor MLPF&S have independently verified the accuracy or completeness of that information.

For more information on the Composite Index, please see the section entitled “The Composite Index” in the product supplement LS-1.

If September 15, 2008 were the Pricing Date, for each Index Component, the weighting, closing level, hypothetical Multiplier and initial Composite Index contribution would be as follows:

Index Components	Bloomberg Symbol	Initial Weighting	Closing Level (1)	Hypothetical Multiplier (2)	Composite Index Contribution
Consumer Staples Select Sector Index	IXR	150.00%	285.70	0.52502625	150.00
Consumer Discretionary Select Sector Index	IXY	-50.00%	300.93	-0.16615160	-50.00
			Starting Value:		100.00

(1)	This was the closing level of the Index Component on September 15, 2008.

(2)	The hypothetical Multiplier equals the weighting of the Index Component (as a percentage) multiplied by 100, and then divided by the closing level of that Index Component on September 15, 2008 and rounded to eight decimal places. The actual Multiplier will be determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the Notes.

While historical information on the Composite Index will not exist before the Pricing Date, the following graph sets forth the hypothetical historical monthly performance of the Composite Index in the period from January 2003 through August 2008, based upon historical levels of each Index Component, the hypothetical Multipliers and a Composite Index level of 100 on September 15, 2008. This hypothetical historical data on the Composite Index is not necessarily indicative of the future performance of the Composite Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Composite Index during any period set forth below is not an indication that the Composite Index is more or less likely to increase or decrease at any time over the term of the Notes.

The Index Components

The Select Sector Indices

The Select Sector Indices are sub-indices of the S&P 500 Index. Each stock in the S&P 500 Index is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500 Index. The industry indexes are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The nine Select Sector Indices, with the approximate percentage of the market capitalization of the S&P 500 Index included in each sector as of August 29, 2008 indicated in parentheses, are: Consumer Discretionary (8.5%); Consumer Staples (11.4%); Energy (13.8%); Financials (15.1%); Health Care (12.7%); Industrials (11.5%); Technology (19.7%); Materials (3.7%) and Utilities (3.7%). MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with S&P.

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

▪	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500 Index.

▪

The nine Select Sector Indexes together will include all of the companies represented in the S&P 500 Index and each of the stocks in the S&P 500 Index will be allocated to one and only one of the Select Sector Indices.

▪

The Index Compilation Agent, assigns each constituent stock of the S&P 500 Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of such company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

▪

Each Select Sector Index is calculated by the AMEX Index Services Group (“ISG”) using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of such Select Sector Index. Under certain conditions, however, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500 Index, using a base–weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies ISG that a Component Stock’s Select Sector Index assignment should be changed, the AMEX will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the S&P 500 Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500 Index insofar as practicable.

The Long Component — The Consumer Staples Select Sector Index

The Consumer Staples Select Sector Index (IXR) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in the development or production of consumer products. Consumer staples include cosmetic and personal care, pharmaceuticals, soft drinks, tobacco, and food products. The Consumer Staples Select Sector Index, which serves as the benchmark for the Consumer Staples Select Sector SPDR Fund (XLP), was established with a value of 250.00 on June 30, 1998.

The following graph sets forth the historical monthly performance of the Consumer Staples Select Sector Index in the period from January 2003 through August 2008. This historical data on the Consumer Staples Select Sector Index is not necessarily indicative of the future performance of the Consumer Staples Select Sector Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Consumer Staples Select Sector Index during any period set forth below is not an indication that the Consumer Staples Select Sector Index is more or less likely to increase or decrease at any time over the term of the Notes. On September 15, 2008, the closing level of the Consumer Staples Select Sector Index was 285.70.

The Short Component — The Consumer Discretionary Select Sector Index

The Consumer Discretionary Select Sector Index (IXY) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in the development or production of cyclical products or the transportation industry. Cyclical and transportation products include building materials, retailers, appliances, housewares, air transportation, automotive manufacturing, shipping, and trucking; The Consumer Discretionary Select Sector Index, which serves as the benchmark for the Consumer Discretionary Select Sector SPDR Fund (XLY), was established with a value of 250.00 on June 30, 1998.

The following graph sets forth the historical monthly performance of the Consumer Discretionary Select Sector Index in the period from January 2003 through August 2008. This historical data on the Consumer Discretionary Select Sector Index is not necessarily indicative of the future performance of the Consumer Discretionary Select Sector Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Consumer Discretionary Select Sector Index during any period set forth below is not an indication that the Consumer Discretionary Select Sector Index is more or less likely to increase or decrease at any time over the term of the Notes. On September 15, 2008, the closing level of the Consumer Discretionary Select Sector Index was 300.93.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety to the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement LS-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a cash-settled financial contract linked to the level of the Composite Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date.    Assuming that the Notes are properly characterized and treated as cash-settled financial contracts linked to the level of the Composite Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement LS-1) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. holder’s holding period for the Notes as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Assuming that the Notes are properly characterized and treated as cash-settled financial contracts linked to the level of the Composite Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. holder’s holding period for the Notes as of the date of such sale or exchange. The deductibility of capital losses is subject to certain limitations.

Early Redemption of the Notes.    Assuming that the Notes are properly characterized and treated as cash-settled financial contracts linked to the level of the Composite Index, upon an early redemption of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. Any such gain or loss will be treated as capital gain or loss. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Notes as of the date of such early redemption. The deductibility of capital losses is subject to certain limitations.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar (but not identical) to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended, might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement LS-1.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 28, 2008 and March 30, 2007 and the three-month and six-month periods ended June 27, 2008 and June 29, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 28, 2008 (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), and June 27, 2008 (which report included explanatory paragraphs related to the restatement discussed in Note 16 to the condensed consolidated interim financial statements and a number of transactions subsequent to the balance sheet date which are expected to have a material impact on the interim financial statements for the three and nine month periods ended September 26, 2008 discussed in Note 18 to the condensed consolidated interim financial statements), and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LS-1 dated October 31, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507231279/d424b2.htm

▪	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.